UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Filing No. 1 for the Month of November, 2004

ADB Systems International Ltd.
(Exact name of Registrant)

302 The East Mall, Suite 300, Toronto, ON Canada M9B 6C7
(Address of principal executive office)

                Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:

Form 20-F  ☒      Form 40-F ☐

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No  ☒

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ADB SYSTEMS INTERNATIONAL LTD.

On November 12, 2004, ADB Systems International Ltd. (“ADB” or the “Company”) announced interim financial and operational results for its third quarter ended September 30, 2004.  All figures are in Canadian dollars.

ADB reported revenues of $886,000 in the third quarter, a decline of 33 percent when compared to the $1.33 million generated in the second quarter.  In the third quarter of 2003, ADB generated revenues of $1.70 million. Revenues were comprised of software license sales, service fees for software implementation, application hosting, maintenance, support and training, and transaction fees from on-line activities performed for customers.

ADB recorded a net loss for the period of $1.52 million or $0.02 per share.  This compares to a net loss of $1.42 million in the second quarter and a net loss of $590,000 in the same period of 2003.

ADB also recorded an EBITDA loss for the period of $1 million. This compares to an EBITDA loss of $983,000 in the second quarter and a loss of $65,000 in the same period of 2003.

EBITDA loss is defined as losses before interest, taxes, depreciation, amortization, realized and unrealized gains and losses, goodwill, employee stock option expense, and restructuring charges are calculated.  The Company considers EBITDA loss to be a meaningful performance measure as it provides an approximation of ADB’s operating cash flows.

As at September 30, 2004, ADB held cash and marketable securities of $258,000.  Since the close of the third quarter, ADB has announced that it has raised $520,000 through the issuance of convertible notes and it expects to raise an additional $1 million to $1.5 million this month in new funding through a private placement.

The Company also announced that effective November 15, 2004, it will trade on the OTCBB under the symbol ADBYF.

Furthermore, on or about November 12, 2004, ADB mailed to all registered shareholders its Third Quarter 2004 Report, which is attached to this Form 6-K as Exhibit 3.

This report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction.

This Form 6-K may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.  These include, among others, statements about expectations of future revenues, profitability, cash flows, and cash requirements.  Forward-looking statements are subject to risks and uncertainties that may cause ADB’s results to differ materially from expectations.  These risks include ADB’s future capital needs, expectations as to profitability and operating results, ability to further develop business relationships and revenues, expectations about the markets for its products and services, acceptance of its products and services, competitive factors, ability to repay debt, ability to attract and retain employees, new products and technological changes, ability to develop appropriate strategic alliances, protection of its proprietary technology, ability to acquire complementary products or businesses and integrate them into its business, geographic expansion of its business and other such risks as ADB may identify and discuss from time to time, including those risks disclosed in ADB’s most recent Form 20-F filed with the Securities and Exchange Commission.  Accordingly, there is no certainty that ADB’s plans will be achieved.

The Company hereby incorporates by reference this Form 6-K, Exhibit 2 and Parts 3, 4 and 5 of Exhibit 3 the into its Registration Statement on Form F-3 (File No. 333-40888) and into the prospectus contained therein.  The Company does not incorporate by reference Exhibit 1 or Parts 1, 2 and 6 of Exhibit 3 into its Registration Statement on Form F-3 and the prospectus contained therein nor does the Company incorporate by reference any information contained in this report relating to financial forecasts into its Registration Statement on Form F-3 or into the prospectus contained therein.

Exhibits

Exhibit 1 — Press Release dated November 12, 2004

Exhibit 2 — Third Quarter Financial Data

Exhibit 3 — Third Quarter 2004 Report

                Part 1 — Profile

                Part 2 — Letter to Shareholders

                Part 3 — Consolidated Financial Statements for the Period Ending September 30, 2004

                Part 4 — Notes to Interim Consolidated Financial Statements

                Part 5 — Management’s Discussion and Analysis

                Part 6 — Corporate Directory

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADB SYSTEMS INTERNATIONAL LTD.

Date: November 15, 2004	By:	/S/ JEFFREY LYMNBURNER
Name: Jeffrey Lymburner
Title: Chief Executive Officer